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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2017

Commission File Number: 001-31221

Total number of pages: 2

NTT DOCOMO, INC.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DOCOMO, INC.

Date: December 11, 2017	By:	/S/ KEISUKE YOSHIZAWA
Keisuke Yoshizawa Managing Director, Investor Relations Department

Information furnished in this form:

1.	DOCOMO to begin considering submitting an application for a plan to establish 1.7GHz Band and 3.4GHz Band Specified Base Stations

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NTT DOCOMO, INC.

President and CEO: Kazuhiro Yoshizawa

Tokyo Stock Exchange: 9437

New York Stock Exchange: DCM

December 11, 2017

DOCOMO to begin considering submitting an application for a plan to establish 1.7GHz Band and 3.4GHz Band Specified Base Stations

NTT DOCOMO, INC. (“the Company”) announced that the Company has started considering submitting an application for a plan to establish Specified Base Stations in connection with the “Proposed Guidelines for Establishment Plans for Specified Base Stations for Diffusion of 4G Mobile Communications Systems” announced by the Ministry of Internal Affairs and Communications on November 17, 2017.

If the Company submits an application and its application is approved, based on the proposed guidelines provided by the Ministry of Internal Affairs and Communications, the Company estimates that it will incur up to 273 billion yen* in expenses required for the migration of the licensees currently using the relevant frequency band and other required related expenses.

*According to the proposed guidelines, the maximum possible migration cost is as stated below.

The Company’s expenses are dependent on the number of frequency bands that are certified and the number of certified operators, and the Company has started considering submitting an application based on the assumption that the Company will incur the maximum possible expense of 273 billion yen.

1.7GHz: Maximum amount of 210 billion yen to be borne by a maximum of 3 operators

3.4GHz: Maximum amount of 62 billion yen to be borne by a maximum of 2 operators

For further information, please contact:

Investor Relations Department

NTT DOCOMO, INC.

Tel: +81-3-5156-1111

About NTT DOCOMO

NTT DOCOMO, Japan’s leading mobile operator with over 75 million subscriptions, is one of the world’s foremost contributors to 3G, 4G and 5G mobile network technologies. Beyond core communications services, DOCOMO is challenging new frontiers in collaboration with a growing number of entities (“+d” partners), creating exciting and convenient value-added services that change the way people live and work. Under a medium-term plan toward 2020 and beyond, DOCOMO is pioneering a leading-edge 5G network to facilitate innovative services that will amaze and inspire customers beyond their expectations. DOCOMO is listed on stock exchanges in Tokyo (9437) and New York (DCM). www.nttdocomo.co.jp/english.